

October 14, 2022

Yong (David) Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
420 Lexington Ave, Suite 2446
New York, NY 10170

> **Re: AlphaVest Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 20, 2022**
> **CIK No. 0001937891**

Dear Yong (David) Yan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

General

1. We note your revised disclosure in response to prior comment 2 that the the enforcement of judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws would be extremely difficult. Please explain clearly the reasons for such difficulties including the lack of reciprocity and treaties.

Cover Page

2. We note your response to comment 4 and we re-issue it in part. Please revise the disclosure to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may

impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Summary, page 1

3.   Refer to prior comment 9. Please include cross-references to the more detailed discussion of each of the China related risks in the prospectus.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship